Exhibit 99.3

2019 ANNUAL GENERAL MEETING

OF SHAREHOLDERS

PROQR THERAPEUTICS N.V.

-

EXPLANATORY NOTES TO THE

AGENDA

PROQR THERAPEUTICS  |  ZERNIKEDREEF 9 |  2333 CK LEIDEN  |  THE NETHERLANDS |  +31 88 166 7000 |  WWW.PROQR.COM

1

Explanatory notes to the agenda for the annual general meeting of shareholders of ProQR Therapeutics N.V. (the “Company”) to be held on Tuesday, May 21, 2019, at 16:00 hours CET, at the offices of Allen & Overy LLP at Apollolaan 15, 1077 AB Amsterdam, the Netherlands (the “AGM”).

Agenda item 2:             Report of the Management Board for the financial year 2018 (discussion item)

The management board of the Company (the “Management Board”) must prepare a report, which must give a true and fair view of the position on the balance sheet date of the Annual Accounts (as defined in the explanatory notes to agenda item 4 below), the developments during the financial year and the results of the Company and its group companies of which the financial information has been included in the Annual Accounts. The report of the Management Board for 2018 was included in the Annual Accounts and will be discussed at the AGM.

Agenda item 3:             Disclosure of remuneration in the annual accounts for the financial year 2018 (discussion item)

Discussion of the statements made in the remuneration report as included in the Annual Accounts (as defined under the explanatory notes to agenda item 4 below), regarding the remuneration of the members of the Management Board and the supervisory board of the Company (the “Supervisory Board”), is a separate item on the agenda for the AGM. For purposes of such discussion, reference is made to the relevant paragraphs of the remuneration report included in the Annual Accounts (as defined under the explanatory notes to agenda item 4. below).

Agenda item 4:             Adoption of the annual accounts for the financial year 2018 (voting item)

The Management Board must prepare annual accounts, consisting of a balance sheet and a profit and loss account with respect to the preceding financial year, as well as consolidated accounts and explanatory notes thereto. The Board has drawn up such annual accounts for the financial year 2018 (the “Annual Accounts”), which Annual Accounts were signed by all members of the Management Board and by all members of the Supervisory Board. The Annual Accounts also reflect the appropriation of the net result for the financial year 2018. A copy of the Annual Accounts is available at the website of the Company (www.proqr.com).

It is proposed to the General Meeting to adopt the Annual Accounts.

Agenda item 5:             Release from liability of the members of the Management Board with respect to the performance of their management during the financial year 2018 (voting item)

It is proposed to the General Meeting to release the members of the Management Board from liability with respect to the performance of their duties during the financial year 2018 as appears from the Annual Accounts or otherwise disclosed prior to adoption of the Annual Accounts.

2

Agenda item 6:                       Release from liability of the members of the Supervisory Board with respect to the performance of their supervision during the financial year 2018 (voting item)

It is proposed to the General Meeting to release the members of the Supervisory Board from liability with respect to the performance of their supervision during the financial year 2018 as appears from the Annual Accounts or otherwise disclosed prior to adoption of the Annual Accounts.

Agenda item 7(i):   Appointment of new Supervisory Board member Theresa Heggie (voting item)

It is proposed on the basis of the nomination by the Supervisory Board, within the meaning of article 20.4 of the articles of association of ProQR, to appoint Theresa Heggie, Senior Vice President, Head of Canada, Europe, Middle East and Africa (CEMEA) at Alnylam Pharmaceuticals, as member of the Supervisory Board, with effect from July 1, 2019 for a term of approximately 4 years until the close of the AGM 2022.

Theresa Heggie currently serves as Senior Vice President, Head of CEMEA at Alnylam Pharmaceuticals. She previously served in senior commercial and operating roles at Shire where she built the EMEA rare disease business and led the Global Commercial Operations and, following Shire’s acquisition of Jerini, served as its Chief Executive Officer. Earlier in her career, Ms. Heggie held increasingly senior positions in the commercial organizations at Janssen Pharmaceuticals and Baxter Healthcare. Ms. Heggie has also been a board member at SOBI (Swedish Orphan Biovitrum) and currently serves on the board of BioCryst. She received a BSc from Cornell University. Ms. Heggie was born on November 17, 1960.

Ms. Heggie currently holds no shares or options to acquire shares in the Company.

In view of Ms. Heggie’s experience as set out above, the Supervisory Board believes Ms. Heggie to be a very valuable addition to the Supervisory Board, and proposes to appoint Ms. Heggie as a member of the Supervisory Board.

Agenda item 7(ii):   Appointment of new Supervisory Board member Bart Filius (voting item)

It is proposed on the basis of the nomination by the Supervisory Board, within the meaning of article 20.4 of the articles of association of ProQR, to appoint Bart Filius, Chief Operating Officer (COO) and Chief Financial Officer (CFO) at Galapagos NV, as member of the Supervisory Board, with effect from the date of this General Meeting for a term of 4 years until the close of the AGM 2022.

Bart Filius joined Galapagos in 2014 as CFO and added the role of COO in 2017. Prior to joining Galapagos, Mr. Filius held a variety of executive positions at Sanofi, where he was Vice President, CFO Europe, Country manager for The Netherlands and Vice President for Mergers & Acquisitions. Prior to joining Sanofi, Mr. Filius was a strategy consultant at Arthur D. Little. Mr. Filius has an MBA degree from INSEAD and a bachelor’s degree in business from Nyenrode University. Mr. Filius was born on July 5, 1970.

3

Mr. Filius currently holds no shares or options to acquire shares in the Company.

In view of Mr. Filius’ experience as set out above, the Supervisory Board believes Mr. Filius to be a very valuable addition to the Supervisory Board, and proposes to appoint Mr. Filius as a member of the Supervisory Board.

In view of the retirement from the Supervisory Board of Paul Baart, whose appointment term will expire per this coming AGM, it is the intention of the Supervisory Board to appoint Bart Filius as the chairman of the Board Audit Committee, which role is currently performed by Paul Baart. Mr. Baart will remain available as an advisor to the Board Audit Committee for the remainder of the calendar year 2019 so as to ensure a seamless transition.

Agenda item 8:             Amendment compensation policy Management Board (voting item)

It is proposed to amend the Compensation Policy for the members of the Management Board, as adopted by the General Meeting held on June 21, 2016. In view of the significant developments of ProQR, in combination with the changing characteristics of the competitive environment and in line with the ProQR practice of regularly reviewing the Compensation Policy, the Compensation Committee has evaluated and reviewed the Compensation Policy and is proposing a new Compensation Policy. The Compensation Committee was assisted by independent external advisors in this process. By approving the amendments to the Compensation Policy, the AGM will also have approved or ratified (as the case may be) any type of compensations already approved by Supervisory Board or Compensation Committee, as disclosed in the Company’s annual reports and falling within the boundaries set by the amended Compensation Policy. Based on the outcomes of the review, the Compensation Committee proposed to the Supervisory Board to make a few amendments to the Compensation Policy. Further to the proposal of the Compensation Committee, the Supervisory Board proposes the following changes to the Compensation Policy, and recommends the General Meeting to adopt these amendments. The proposed Compensation Policy is available on the website of ProQR (www.proqr.com)

The compensation packages of the members of the Management Board will continue to consist of four components: (i) annual base salary, (ii) a Short Tem Incentive (STI), (iii) a Long Term Incentive (LTI), and (iv) pension.

The Compensation Policy aims at a total compensation level for the direct components (the sum of annual base salary, the STI and the LTI) that is in line with the median of the market compensation levels within the compensation reference group. However, based on a market comparison analysis of the current compensation levels of the CEO against the compensation reference group, the current compensation level for the CEO is significantly below the median of the market compensation levels. In light of the maturity level of ProQR’s business and taking into account the funding of the compensation of the members of the Management Board, it was decided by the Supervisory Board not to make any increases to the cash related components of the compensation package of the CEO, i.e. the annual base salary as well as the STI will be maintained at the current level and will not be increased. However, to ensure the CEO is rewarded fairly in line with the principles of the Compensation Policy, it is proposed to set the maximum annual cash bonus of the CEO at 75% of the base salary and of other management board members at 35% of the base salary, and to provide the discretionary power to the Supervisory Board, upon recommendation of the Compensation Committee, to make grants of stock options as an LTI to the CEO up to a maximum value of 800% of base salary, based on a face value approach.

4

The actual cash bonus and amount of stock options to be granted as an LTI to the members of the Management Board will be determined annually by the Supervisory Board depending on the contribution to the strategy, the long term development of ProQR, the individual performance of the members of the Management Board and taking into account the aimed alignment of the compensation level with the median of the compensation reference group.

Agenda item 9:   Amendment compensation principles Supervisory Board (voting item)

It is proposed to the General Meeting to amend the compensation principles for the Supervisory Board. As part of the compensation principles, the fee levels of the members of the Supervisory Board are reviewed on an annual basis. Based on the outcomes of this review and upon the recommendation of the Compensation Committee, the Supervisory Board proposes to make two amendments to the compensation principles and recommends the General Meeting to adopt these amendments. The proposed compensation principles are available on the website of ProQR (www.proqr.com).

The fee levels of the members of the Supervisory Board are referenced to the median market levels of Supervisory Board fee levels within companies comparable to ProQR. Further to the developments in the international Biotechnology and Pharma sector and in order to reflect the increased responsibilities of the Supervisory Board members and the related time spent, it is proposed to increase the cash fee for the Supervisory board to the following levels: USD 35,000 for general board members and USD 70,000 for the chairman, supplemented with USD 15,000 for the audit committee chair, USD 10,000 for the compensation committee chair, USD 8,000 for the nomination committee chair, USD 7,500 for an audit committee member, USD 5,000 for a compensation committee member, USD 4,000 for a nomination committee member. The value of stock options to be granted annually will be increased to USD 155,000 per member of the Supervisory Board. The alternative annual fixed fee in cash will be maintained at 50% of the underlying value of an option grant. In addition, it is proposed to the AGM that the revised Supervisory Board compensation principles will also allow for the opportunity for a board member to elect an equity compensation instead of the cash component, such decision to be made before each year-end for the following year, with the average stock price of the 20 day period preceding the AGM (in such following year) as strike price for that year.

Agenda item 10: Appointment Deloitte Accountants B.V. as the Company’s external auditor for the financial year 2020 (voting item)

In the 2018 AGM, the General Meeting appointed Deloitte Accountants B.V. as the external independent auditor for the audit of the Annual Accounts for the financial year 2019. The Audit Committee has assessed the performance of Deloitte Accountants B.V. as external independent auditor for the Company in 2018 and continuation of the appointment of Deloitte Accountants B.V. was recommended.

It is proposed to appoint Deloitte Accountants B.V. as the external independent auditor for the audit of the Company’s annual accounts for the financial year 2020.

5

Agenda item 11: Authorization of the Management Board to acquire ordinary shares in the capital of the Company (voting item)

Under Article 10 of the articles of association of the Company and Dutch law, the Company may, subject to certain statutory Dutch law provisions, acquire for consideration and hold, hold as pledgee and/or hold through its subsidiaries, up to fifty percent (50%) of the Company’s issued share capital. Any acquisition of shares in the Company’s own capital for consideration is subject to the authorization of the General Meeting, which authorization shall be valid for no more than eighteen (18) months.

The General Meeting has granted the abovementioned authorization in the 2018 AGM, which authorization was effective as of, and for a period of eighteen months from the date of the 2018 AGM.

It is now proposed to authorize the Management Board to perform acquisitions by the Company of (i) up to 10% of the issued share capital of the Company plus, in case of a material reorganization of the capital structure of the Company, (ii) an additional 10% of the issued share capital of the Company, by any means, including through derivative products, purchases on any stock exchange, through any private purchase or block trade, or otherwise, for a price that is between 0.01 US Dollar and an amount which is not higher than 110% of the average market price of such ordinary shares on NASDAQ (with the market price deemed to be the average of the closing price on each of the five consecutive days of trading preceding the three trading days prior to the date of acquisition), for a period of eighteen (18) months with effect from the AGM.

The words “issued share capital” means the Company’s issued share capital from time to time. For the avoidance of doubt, the issued share capital includes treasury shares.

In case the AGM does not approve the proposed authorization, the authorization granted by the General Meeting in the 2018 AGM will remain in force.

The Management Board and the Supervisory Board April 18, 2019

6

Draft - Subject to AGM approval

Compensation Policy

Introduction

ProQR Therapeutics N.V. (the “Company”) is required by Dutch corporate law and its articles of association to have a policy (the “Compensation Policy”) governing the compensation of the management board of the Company (i.e. the directors under the articles of association of the Company) (the “Management Board”). The compensation of the Management Board will be determined by the supervisory board of the Company (the “Supervisory Board”) with due observance of this Compensation Policy and the Company’s articles of association.

The Supervisory Board has established a compensation committee (the “Compensation Committee”) from among its members to assist the Supervisory Board inter alia in matters relating to the compensation of the members of the Management Board.

This Compensation Policy was adopted by the Company’s general meeting of shareholders on May 21, 2019 with effect from January 1, 2019 and replaces the previous Compensation Policy of the Company.

Principles

The Management Board is responsible for executing the Company’s strategy (the “Strategy”). The Compensation Committee ensures that the performance metrics used in the Company’s variable compensation plans hold the members of the Management Board accountable for the successful delivery of the Strategy. Therefore, it is the view of the Compensation Committee that variable compensation components should be directly linked to the Company’s strategic objectives, i.e. financial and non-financial performance measures, individual performance objectives and company milestones. Under the Compensation Policy, variable compensation shall be focussed on sustainable performance.

The Compensation Policy is designed based on the following principles:

•                Three compensation pillars consisting of:

•                 Annual Base salary

•                 Short Term Incentive (annual cash bonus)

•                 Long Term Incentive (Stock Option Plan)

•                 Flexibility: the compensation policy should provide flexibility to allow the Supervisory Board, acting on the recommendation of the Compensation Committee, to reward the Management Board in a fair and equitable manner;

•                 This Compensation Policy should drive the right kind of management behaviour, discourage unjustified risk taking and minimise any gaming opportunity;

•                 This Compensation Policy should enable paying for performance, taking into account not only the measurable financial performance of / or milestones achieved by the Company, but also, where appropriate, the efforts made by the Management Board, individually and as a whole, in managing the Company;

•                  Design of the Compensation Policy shall be based on current legislation applicable in the Netherlands;

•                This Compensation Policy shall foster alignment of interests with our shareholders; and

•                 The pension of the members of the Management Board shall be based on the defined contribution system.

•                 Pay differentials and position within the Company are also taken into account and are considered and evaluated regularly.

1                                         Summary Overview of Compensation Components

The Compensation Policy consists of the following key elements:

Compensation Component & Description	Objective

Annual Base Salary

Fixed cash compensation based on level of responsibility and performance	•	Compensate for performance of day-to-day activities

Short Term Incentive (STI)	•	Compensate previous year’s Company and individual performance
Reward paid in cash for performance in the preceding financial year, measured against financial, nonfinancial/personal targets and company milestones (see below)
	•	Award opportunities in consideration for substantial contributions to the success of the Company and/or to promote and continued service

	•	Award for specific transactions of the Company

Long Term Incentive (LTI)	•	Retention of management talent
	•	Incentive to perform
	•	Alignment with shareholders’ interests

Pension

Defined contribution plan	•	Provide competitive post-retirement benefits

Compensation Reference Group

The Supervisory Board has selected a compensation reference group of companies that reflects the competitive environment for talent in which the Company operates. The level of the above compensation components for the Management Board is compared with this balanced group of companies based on Biopharma and Life Sciences industry, research focus and size. The level of compensation of the Management Board is compared with compensation data of the compensation reference group. In determining the appropriate levels of compensation for each of the members of the Management Board, the Supervisory Board (and the Compensation Committee) considers the compensation levels applicable in the compensation reference group and the specific roles and responsibilities a member of the Management Board serves.

The compensation reference group will be reviewed by the Supervisory Board on a regular basis and updated if necessary to ensure an appropriate composition. The Supervisory Board will update the compensation reference group based on market circumstances following mergers, acquisitions or other activities significantly affecting their comparability with the Company.

In establishing the compensation for the members of the Management Board, the Supervisory Board (or the Compensation Committee) may consult independent professional external or internal compensation consultants.

Annual Base Salary

Base salaries, including the holiday allowance, for the Management Board are determined by the Supervisory Board upon the recommendation of the Compensation Committee after consideration of various factors and comparing with the median of the base salary levels of the above mentioned compensation peer group. The Supervisory Board also considers the historic salary levels of the individual and the nature of the individual’s responsibilities.

Short Term Incentive (STI)

The members of the Management Board may be eligible for an annual bonus. The annual bonus is determined by the Supervisory Board and may vary per member of the Management Board. The bonus is related to pre-determined quantified financial targets, non-financial/personal targets and company milestones. The targets are set annually for the relevant financial year. The targets are predetermined, assessable and influence able and are supportive to the long term strategy and development of the Company.

The non-financial targets and milestones of the Company will be determined by the Supervisory Board annually prior to the start of the relevant financial year of the Company. These targets are derived from the Company’s strategic and organizational priorities and also include qualitative targets that are relevant for the responsibilities of the individual member of the Management Board. Achievement of the targets will be measured by the Supervisory Board following the end of the relevant financial year.

The Company does not disclose the actual financial, non-financial targets/personal targets and milestones as this is considered commercially and competitive sensitive information.

The CEO will be eligible for an annual maximum bonus that is set at 75% of annual gross base salary. Other members of the Management Board will be eligible for an annual maximum bonus of up to 35% of annual gross base salary.

Long Term Incentive (Stock Option Plan)

The Long Term Incentive for the Management Board consists of a Stock Option Plan (2014 Stock Option Plan). The Stock Option Plan provides for the grant of options to acquire ordinary shares. The Supervisory Board may select members of the Management Board and effect such grants.

The amount of stock options as total long term incentive to be granted will be determined annually by the Supervisory Board depending on the contribution to the Strategy, the long term development of the Company, the individuals performance of the members of the Management Board and to ensure alignment of the Management Board total compensation to the median of the compensation reference group above. In case the annual assessment of the Supervisory Board is that the contribution of the Management Board meets target levels, this will be reflected in the amount of stock options to be granted. The CEO will be eligible to receive stock option grants with a maximum value up to 800% of annual gross base salary, while other members of the Management Board will be eligible to receive annual stock option grants with a maximum value up to 200% of annual gross base salary. The number of stock options to be granted will be based on a face value approach.

An important objective of stock options is to provide an incentive to the members of the Management Board to continue their employment relationship with the Company and to focus on the creation of sustainable shareholder value. Therefore, stock options will only deliver value to the (members of the) Management Board if, and to the extent, over this period the value of the underlying stock exceeds the exercise price of the options.

The stock options granted have a 10 year term following the grant date. The stock options granted vest in four annual equal tranches of 25% starting for the first time on the first anniversary of the date of grant. Vesting of the stock options may be subject to other conditions which are specified in the notice of grant. The Supervisory Board may in the event of a change of control of the Company decide to exchange, cancel and settle in cash and/or accelerate the vesting of the outstanding stock options or the Supervisory Board may take whatever step considered appropriate with respect to the outstanding stock options. The exercise price of stock options will be equal to the closing price on the NASDAQ Stock Market the business day preceding the date of grant.

Dilution

In order to limit potential dilution as a result of any Long Term Incentive of the Company, the Supervisory Board will limit the dilution percentage to 15% of the issued ordinary share capital of the Company. This dilution limit of 15% is applicable to the number of outstanding (vested and non-vested) stock options granted to the (members of the) Management Board and other participants under the Stock Option Plan of the Company.

Pensions

Retirement benefits under the defined contribution plan is set in the context of the annual base salary for each member of the Management Board taking into account the relevant country competitive practice, tax and legal environment.

Any other compensation elements for the Management Board, such as e.g. expense allowance, are in line with benefits for regular employees of the Company.

2                                         Scenario analysis

The Dutch Corporate Governance Code requires that the Supervisory Board “shall analyse possible outcomes of the variable income components and the effect on the Managing Board compensation”. This scenario analysis will be conducted on an annual basis to test whether the level of compensation that could be earned at different levels of performance (threshold, target and maximum), and at different Company share price levels (low, average and high growth) is fair and appropriate in the context of value delivered to shareholders. Based on the analysis, the Compensation Committee, if necessary, will recommend amendments to the compensation policy to the Supervisory Board.

3                                         Periodical revision of the compensation

The Supervisory Board will review and determine annually prior to the Company’s annual general meeting of shareholders the total compensation level for that calendar year. The compensation will be determined by the Supervisory Board following the recommendation of the Compensation Committee within the limits of the applicable compensation policy. An increase or decrease, as the case may be, of the base salary, the Short Term Incentive or the Long Term Incentive, or any other part of the compensation of a member of the Management Board, may be determined by the Supervisory Board at its sole discretion within the boundaries set in this compensation policy.

4                                         Service conditions for statutory directors

The following policy statements apply to the members of the Management Board only and are included in the existing management services agreements.

Adjustment and claw-back

The Supervisory Board has the discretionary authority to upwards or downwards adjust the pay out of any variable compensation component conditionally granted if such component would produce an unfair or unintended result as a consequence of extraordinary circumstances during the period in which the pre-determined performance criteria have been or should have been achieved. In addition, the Company has the right to recover variable compensation components on account of amongst others incorrect financial data in accordance with article 2:135(8) Dutch Civil Code.

Severance arrangements

In the management services agreements it is stated that the management services agreements contain a termination notice period of two months. The management services agreements can be terminated in the event of an urgent reason at any time without advance notice. The management services agreements provide for a lump-sum payment in case of termination at the initiative of the Company following a change in control subject to certain conditions. Such payment is equal to 24 months of the individual’s monthly gross fixed salary in effect at the time of the change in control.

Other than in case of termination following a change in control, the following applies: if an individual’s management services agreements ends at the initiative of the Company, the Supervisory Board acting on the advice of the Compensation Committee will determine the appropriate severance payment.

Loans

The Company does not grant any loans or guarantees to any of the members of the Management Board.

Draft - Subject to AGM approval

Compensation Principles - Supervisory Board

Compensation governance

The supervisory board of ProQR Therapeutics N.V. (the “Company”) (the “Supervisory Board”) has established a compensation committee (the “Compensation Committee”) from among its members. The Compensation Committee is responsible for reviewing and, if appropriate, recommending changes to the compensation of the Supervisory Board.

These compensation principles (the “Compensation Principles”) were adopted by the Company’s general meeting of shareholders on May 21, 2019 with effect from January 1, 2019 and replaces the previous Compensation Principles of the Company’s Supervisory Board.

Summary Overview of Compensation Components

In compliance with the Dutch Corporate Governance Code, the compensation of the Supervisory Board is not dependent on the financial results of the Company (without prejudice to the development of the value of the stock options) and the Supervisory Board does not receive benefits upon termination of the Supervisory Board membership.

Fee levels

The fee levels of the members of the Supervisory Board shall have as a reference the median of the fee levels for supervisory board positions in comparable companies and are set at:

Role	Annual Fixed fee (USD)	Audit Committee (USD)	Compensation Committee (USD)	Nomination Committee (USD)
Chairman	70,000	15,000	10,000	8,000
Member	35,000	7,500	5,000	4,000

The fee levels shall be reviewed annually, taking into account developments in the International Biotechnology / Pharma sector.

Members of the Supervisory Board may be granted an annual compensation in cash as part of their annual fixed fee instead of a grant of stock options as referred to below. In that event the value of the additional fixed fee will be set at 50% of the value of the alternative option grant. Therefore, where the overall annual grant of options is set at an underlying value of USD 155,000 per member of the Supervisory Board, the annual fixed fee will be increased with USD 77,500.

Stock Option Compensation

Based on market practice within the biotechnology sector, but in deviation of the best practice provisions of the Dutch Corporate Governance Code, the members of the Supervisory Board may be granted stock options, in accordance with this Principles.

The stock options are granted under the terms and conditions of the Stock Option Plan (2014 Stock Option Plan). The Stock Option Plan provides for the grant of options to acquire ordinary shares. The amount of stock options to be granted will be determined annually by the Supervisory Board and the overall annual grant of options is set at an underlying value of USD 155,000 per member of the Supervisory Board. The number of stock options to be granted will be based on a fair value approach (Black-Scholes).

Members of the Supervisory Board may also elect an additional stock option compensation instead of the cash component, with a value equal to the cash fee, based on a fair value approach (Black-Scholes). Supervisory Board members electing such additional stock option compensation shall notify the Company in writing of such decision each year before December 31 for the following year. The average stock price of the 20 day period preceding such following year’s AGM shall serve as the exercise price for such stock option grant.

This option grant policy will apply to all members of the Supervisory Board for stock option grants made on or after 1 January 2019.

Stock options will only deliver value to the Supervisory Board if, and to the extent, the value of the underlying stock exceeds the exercise price of the options. The stock options granted have a 10 year term following the grant date. The stock options granted vest in four annual equal tranches of 25% starting for the first time on the first anniversary of the date of grant. Vesting of the stock options may be subject to other conditions or in exceptional cases, stock options may vest immediately, which is specified in the notice of grant. The Supervisory Board may in the event of a change of control of the Company decide to exchange, cancel and settle in cash and/or accelerate the vesting of the outstanding stock options or the Supervisory Board may take whatever step considered appropriate with respect to the outstanding stock options. The exercise price of options will be equal to the closing price on NASDAQ Global Market the business day preceding the date of grant.

Share ownership

Members of the Supervisory Board are free to acquire or dispose shares or execute vested options for their own account, provided they comply with the applicable Securities Trading Policy of the Company.

Loans

The Company does not grant any (personal) loans or guarantees to any of the members of the Supervisory Board.